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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
    ========================================================================

1. Name and Address of Reporting Person*
         CAPITOL BAY MANAGEMENT, INC.
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         (Last)               (First)                 (Middle)
         2424 PROFESSIONAL DRIVE
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                           (Street)
         ROSEVILLE,                    CALIFORNIA                 95661
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         (City)                         (State)                     (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)
         JULY 9, 1999
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
         680308736
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4. Issuer Name and Ticker or Trading Symbol
         MORROW SNOWBOARDS, INC.
         (MRRWE)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                                [X]   10% Owner
   [   ]   Officer (give title below)              [ ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   [   ]          Form Filed by One Reporting Person
   [X] Form Filed by More than One Reporting Person

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

         Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security             2. Amount of Securities  3. Ownership Form: Direct      4. Nature of Indirect Beneficial Ownership
   (Instr.4)                     Beneficially Owned       (D) or Indirect (I) (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
   Common Stock No Par Value 02                 02                         02                                     02
-------------------------------- -----------------------  -----------------------------  ------------------------------------------

===================================================================================================================================
         Table II Derivative Securities Beneficially Owned (E.G., puts, calls, warrants, options, convertible securities)

1. Title of Derivative  2. Date Exercisable  3. Title and Amount of Securities  4. Conversion  5. Ownership  6. Nature of Indirect
Security                and Expiration Date  Underlying Derivative Security     Exercise       Form of       Beneficial Ownership
                        (Month, Day, Year)    (Inst. 4)                         Price of       Derivative     (Instr. 5)
                                                                                Derivative     Security:
                        Date Exercisable  Expiration Date  Title    Amount or   Security       Direct (D) or
                                                                    Number of                  Indirect (I)
                                                                    Shares                     (Instr. 5)
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Stock Option            03          03       Common Stock, No Par Value    01   01             02            02
(Right to Buy) 01
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Instruction 5(b)(v) list of other Reporting Persons:
===================================================================================================================================

         This statement is being filed by Capitol Bay Management, Inc. ("CBM"); Capitol Bay Securities, Inc. ("CBS"); Capitol Bay Group, Inc. ("CBG"); and Stephen C. Kircher ("Mr. Kircher") (collectively the "Reporting Persons"). The principal business address of each of the Reporting Persons is 2424 Professional Drive, Roseville, CA 95661.

Explanation of Responses:

01:      On March 30, 1999, certain trade creditors of Morrow Snowboards, Inc.
("MSI") filed an involuntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the District of Oregon ("Involuntary Petition"). MSI reached a settlement with such creditors pursuant to which MSI and the creditors filed a joint motion to dismiss the Involuntary Petition. On April 27, 1999, MSI's Board of Directors authorized MSI to enter into a binding Memorandum of Understanding ("MOU") with CBM whereby CBM would provide MSI with additional financing to be used as working capital. Pursuant to the MOU, CBM purchased from MSI's then lender, Foothill Capital Corporation ("Foothill"), Foothill's secured lender position. As set forth in the MOU, upon dismissal of the Involuntary Petition, which became final on June 28, 1999, CBM may elect to convert $500,000 of the Foothill loan into 2,000,000 shares (as presently constituted), contingent upon CBM performing its agreements under the MOU. On July 9, 1999, MSI's Board of Directors determined that such conditions have been met to allow the conversion of the loan and also authorized the sale of an additional 1,000,000 shares at $.25 per share.

02:      CBS may be deemed to own beneficially and directly 180,400 shares. CBS is a wholly-owned subsidiary of CBG and CBG is majority-owned by Mr.

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Kircher. CBG and Mr. Kircher may be deemed to own beneficially and indirectly such 180,400 shares. CBG and Mr. Kircher each disclaim beneficial ownership of such shares owned by CBS except to the extent of pecuniary interest therein.

         CBM may be deemed to own beneficially and directly 3,000,000 shares. CBM is a wholly-owned subsidiary of CBG and CBG is majority-owned by Mr. Kircher. CBG and Mr. Kircher may be deemed to own beneficially and indirectly such 3,000,000 shares. CBG and Mr. Kircher each disclaim beneficial ownership of such shares owned by CBM except to the extent of pecuniary interest therein.

03:      There are no exercise or expiration dates restricting the purchase of derivative securities set forth herein.











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Signatures:

Date:                      July 21, 1999


CAPITOL BAY MANAGEMENT, INC.


By:    /s/ Stephen C. Kircher

     ------------------------
       Stephen C. Kircher
       President


CAPITOL BAY SECURITIES, INC.


By:    /s/ Stephen C. Kircher

     ------------------------
       Stephen C. Kircher
       President



CAPITOL BAY GROUP, INC.


By:    /s/ Stephen C. Kircher

     ------------------------
       Stephen C. Kircher
       President



STEPHEN C. KIRCHER


By:    /s/ Stephen C. Kircher

     ------------------------
       Stephen C. Kircher
       as an individual


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**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.



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